ACM Municipal Securities Income Fund, Inc.
	Exhibit 77C
811-7510


77C - Matters submitted to a vote of security holders


A Joint Annual Meeting of Stockholders of ACM
Municipal Securities Income Fund, Inc. ("ACM
VII") was held on March 25, 2004.  A
description of each proposal and number of shares voted at the meeting are as follows:





To elect one Director of ACM VII for a term of two years and until his successor is duly elected and qualifies.

                              Shares
                          Voted For   Abstained
Marc O. Mayer   9,384,445    141,912


To elect three Directors of ACM VII for a term of three years and until his successor is duly elected and qualifies

                                     Shares
                                   Voted For   Abstained
John H. Dobkin          9,377,795   148,562

Clifford L. Michel       9,381,097   145,260

Donald J. Robinson   9,374,145   152,212